FORM 6 - K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934


                                As of 04/28/2006

                                  Ternium S.A.
                 (Translation of Registrant's name into English)


                                  Ternium S.A.
                     46a, Avenue John F. Kennedy - 2nd floor
                                L-1855 Luxembourg
                               (352) 4661-11-3815
                    (Address of principal executive offices)


        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

                               Form 20-F X   Form 40-F
                                        ---            ---

      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

                                     Yes      No  X
                                        ---      ---


       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                  Not aplicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Ternium S.A.'s press release announcing its results for the first quarter of the year 2006.


Ternium Announces First Quarter 2006 Results

    LUXEMBOURG--(BUSINESS WIRE)--April 28, 2006--Ternium S.A.
(NYSE:TX) announced today its results for the quarter ended March 31, 2006.

    The financial and operational information contained in this press release is based on consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS) and presented in U.S. dollars.

    Summary of 2006 First Quarter Results

    --  Net sales of US$1.5 billion.

    --  Operating income of US$392.5 million, or 26% of net sales.

    --  EBITDA(a) of US$500.5 million, or 33% of net sales.

    --  Net income of US$194.5 million.

    --  Shipments of flat and long products of 2.2 million tons.

    (a) EBITDA equals operating income plus depreciation, amortization and other non cash transactions

    Ternium's 2006 first quarter performance reflects continued strength in our core steel markets. Revenue increased in the first quarter of 2006 compared to the last quarter of 2005 as record production levels in our Mexican subsidiary Hylsamex supported higher shipments. EBITDA margin remained stable compared to the previous quarter as higher cost of sales was offset by a reduction in SG&A expenses.

    Market Background and Outlook

    Steel demand in the first quarter of 2006 was very strong in our core markets. Prices remained at healthy levels with slight increases across our product line. In the immediate future, we expect demand for our products continuing to grow, reflecting the strong performance of main economies in the Americas. In terms of costs, some of our facilities could be subject to increases in iron ore and fluctuations in energy items. Overall, we expect volumes and prices to offset increases in cost.

    Production

    During the first quarter of 2006 Ternium's facilities produced 2.5 million tons of crude steel, compared to 2.4 million tons in the previous quarter.

    Acquisitions

    On January 31, 2006, Ternium, through its Argentine subsidiary Siderar, completed the purchase from Acindar S.A. of the manufacturing plants and other assets located in the province of Santa Fe, Argentina, and Acindar's controlled company Impeco S.A., which is located in the province of San Luis, Argentina, for total consideration of US$55.2 million. The plants, which are being integrated into Siderar, primarily produce steel tubes for agricultural, construction and machinery and equipment industries. They have a combined annual production capacity of 140,000 tons.
    On April 25, 2006, Ternium completed the purchase from Worthington Industries of a 50 percent equity interest in Acerex S.A. de C.V. for US$44.6 million. With this acquisition, which is still under consideration of Mexico's antitrust authorities, Ternium's subsidiary Hylsamex now owns 100 percent of Acerex. Acerex is a service center that processes steel to produce short length and thin steel sheets in various widths. It has a total annual production capacity of 544,000 tons, and operates as a cutting and processing plant for Ternium's Mexican operations and as an independent processor for other companies. Hylsamex, together with Worthington, had formed Acerex as a 50/50 joint venture in 1994.
    These acquisitions are expected to further Ternium's strategy of enhancing its direct relationships with customers in its core markets, and in particular to those in the large and growing North American markets, by delivering value-added products and services.

    Analysis of 2006 First Quarter Results versus 2005 Fourth Quarter
Results

    As a result of the consolidation of Amazonia's and Hylsamex's results and other financial data since February 15, 2005, and August 22, 2005 respectively, Ternium's results and other financial data for the year 2006 or any quarters in 2006 are likely to vary significantly from the results and other financial data for the year 2005 or the corresponding quarters in 2005. Accordingly, Ternium currently intends to make quarterly comparisons on a sequential basis until the third quarter of 2006. From the fourth quarter of 2006 onwards, comparisons will be made on a quarterly year over year basis.
    First quarter of 2006 and fourth quarter of 2005 figures consolidate the results of Hylsamex, Siderar and Sidor together with all other consolidating subsidiaries.

    Net income for the period was US$194.5 million, compared to US$168.7 million in the fourth quarter of 2005. Net income attributable to equity holders of the company was US$165.0 million, compared to US$137.5 million in the fourth quarter of 2005.
    Net sales for the first quarter of 2006 increased 5% to US$1.5 billion compared to the previous quarter due to higher volume. Shipments of flat and long products reached 2.2 million tons. Revenue per ton shipped increased 1% to US$658.


                  Net Sales            Shipments        Revenue / ton
                 (million US$)      (thousand tons)       (US$/ton)
             -------------------- -------------------- ---------------
                1Q      4Q           1Q      4Q         1Q    4Q
               2006    2005  Dif.   2006    2005  Dif. 2006  2005 Dif.
             -------------------- -------------------- ---------------
 South &
  Central
  America      691.2   606.7  14% 1,044.7   896.9  16%  662   676  -2%
 North
  America      491.8   489.6   0%   643.2   668.1  -4%  765   733   4%
 Europe &
  other         14.3    48.9 -71%    26.6    76.9 -65%  537   636 -16%
             -------------------- -------------------- ---------------
Total flat
 products    1,197.3 1,145.2   5% 1,714.5 1,641.8   4%  698   698   0%

 South &
  Central
  America      121.5   110.1  10%   236.9   216.8   9%  513   508   1%
 North
  America      161.4   147.7   9%   296.5   282.7   5%  544   522   4%
 Europe &
  other           --     2.2   --      --     4.9   --   --   436   --
             -------------------- -------------------- ---------------
Total long
 products      282.9   259.9   9%   533.4   504.5   6%  530   515   3%

Total flat
 and long
 products    1,480.2 1,405.1   5% 2,247.9 2,146.3   5%  658   655   1%

Other
 products(b)    48.7    62.7 -22%
             --------------------

Total Net
 Sales       1,528.9 1,467.8   4%


(b) Includes pig iron and pellets. Steel pipes and tubular products were classified as "flat products." Accordingly, fourth quarter of 2005 figures were reclassified for comparative purposes.

    Flat products sales were US$1.2 billion, an increase of 5% compared to the previous quarter due to higher volume. Shipments increased to 1.7 million tons as a result of improved demand in Ternium's core markets and additional production of hot rolled products in our Mexican subsidiary Hylsamex. Revenue per ton shipped remained unchanged at US$698.
    Long products sales were US$282.9 million, an increase of 9% compared to the previous quarter mainly due to higher volume, as shipments reached 533.4 thousand tons. Revenue per ton shipped increased 3% to US$530 primarily as a result of a better mix due to higher sales of wire rod and bars.
    Other products sales were US$48.7 million, a decline of 22% compared to the previous quarter on lower sales of pig iron and pellets.
    Sales of flat and long products in the South & Central America Region were US$812.7 million, an increase of 13% compared to those of the previous quarter mainly due to higher volume. The core markets of Ternium in this geographical area continue to exhibit significant growth. Shipments reached 1.3 million tons, an increase of 15% compared to the previous quarter. Revenue per ton shipped was stable at US$634.
    Sales of flat and long products in the North America Region were US$653.2 million on shipments of 939.7 thousand tons, remaining relatively stable compared to the previous quarter. Revenue per ton shipped increased 4% to US$695 mainly as a result of higher steel prices.
    Sales of flat and long products to Europe and other regions were US$14.3 million on shipments of 26.6 thousand tons, a decrease of 71% compared to those of the previous quarter as a result of strong demand in our core markets in the Americas.
    Cost of sales totaled US$987.2 million for the period, or 65% of net sales compared to US$907.2 million in the previous quarter, or 62% of net sales. Costs increased due to higher shipment volumes and higher costs of key inputs in Venezuela primarily related to the price increase for iron ore negotiated in November 2005 and the programmed stoppage for revamping of our pellet production facilities.
    Natural gas and electricity prices for the Central and South America operations remained relatively stable compared to the previous quarter, while our Mexican subsidiary experienced a decrease in both gas and electricity costs due to a reduction in market prices. Labor costs remained at similar levels to those of the previous quarter.
    Selling, general and administrative expenses in the quarter were US$151.0 million, or 10% of net sales, compared to US$174.8 million, or 12% of net sales, in the previous quarter. The decrease was due to lower personnel costs, primarily as a result of headcount reductions, and to decreases in general and selling expenses, as well as to the absence of non-recurring reorganization charges that were recorded in the previous quarter.
    Other operating income totaled US$1.8 million in the quarter, compared to expenses that totaled US$18.8 million in the previous quarter mainly related to non-recurring losses recorded in the latter quarter.
    Operating income was US$392.5 million, or 26% of net sales, compared to US$367 million, or 25% of net sales, in the previous quarter. EBITDA(c) was US$500.5 million, or 33% of net sales, compared to US$489.7 million, or 33% of net sales, in the previous quarter.

    (c) EBITDA equals operating income of US$392.5 million plus depreciation and amortization of US$106.3 million and other non-cash items of US$1.6 million.

    Net Financial expenses were US$123.5 million compared to US$130.7 million in the previous quarter. The reduction in net financial expenses was attributable to lower interest expenses and to a decrease in Sidor's excess cash distribution related to the participation account. This was partially offset by an increase in cost of debt issuance of US$6.8 million related to a prepaid commission that was fully recognized as a consequence of the prepayment of some of the loans taken for the acquisition of Hylsamex.
    Sidor's excess cash distribution related to the participation account resulted in expenses of US$83.3 million, compared to expenses of US$91.9 million in the previous quarter.
    Equity in losses of associated companies for the quarter was US$1.8 million, compared to earnings of US$0.2 million in the previous quarter, mainly related to our investment in Matesi, a hot briquette iron producer in Venezuela.
    Income tax expense for the quarter was US$72.7 million or 27% of income before income tax and minority interest.
    Income attributable to minority interest for the quarter was US$29.5 million, compared to income of US$31.1 million in the previous quarter.

    Cash Flow and Liquidity

    Net cash provided by operating activities in the period was US$293.6 million. Net cash used in investing activities was US$141.2 million and was mainly related to capital expenditures of US$90.0 million and the acquisition of steel tube production facilities for US$55.2 million as previously explained.
    Net cash used in financing activities was US$14.0 million. Net financial debt decreased US$1.3 billion mainly as a result of the repayment of borrowings with the net proceeds from the initial public offering and the capitalization of the subordinated convertible loans.
    Cash at the end of the quarter was US$892.6 million. In addition, Ternium has restricted cash of US$10.3 million.

    Forward-Looking Statements

    Some of the statements contained in this press release are "forward-looking statements." Forward-looking statements are based on management's current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to gross domestic product, related market demand, global production capacity, tariffs, cyclicality in the industries that purchase steel products and other factors beyond Ternium's control.

    About Ternium

    Ternium is one of the leading steel companies in the Americas, offering a wide range of flat and long steel products. Ternium has operating locations in Mexico, Argentina and Venezuela that provide it with a strong position from which to serve its core markets. In addition, Ternium reaches the global markets through its own distribution network.


Consolidated income statement

             US$ million                1Q 2006    4Q 2005  1Q 2005(d)
-------------------------------------- ---------- --------- ----------
  Net sales                              1,528.9   1,467.8      767.6
  Cost of sales                           (987.2)   (907.2)    (418.2)
                                       ---------- --------- ----------
Gross profit                               541.7     560.6      349.4
  Selling, general and administrative
   expenses                               (151.0)   (174.8)     (65.0)
  Other operating expense, net               1.8     (18.8)      (1.0)
                                       ---------- --------- ----------
Operating income                           392.5     367.0      283.4
  Financial income (expense), net         (123.5)   (130.7)     (38.9)
  Excess of fair value of net assets
   acquired over cost                         --        --      188.4
  Equity in (losses) earnings
   of associated companies                  (1.8)      0.2       19.3
                                       ---------- --------- ----------
Income before income tax expense           267.2     236.5      452.2
  Income tax expense                       (72.7)    (67.8)     (48.6)
Net income for the period                  194.5     168.7      403.6

Attributable to:
  Equity holders of the Company            165.0     137.5      337.6
  Minority interest                         29.5      31.1       66.0
                                       ---------- --------- ----------
                                           194.5     168.7      403.6


(d) Combined consolidated financial information on the basis of common control.


Consolidated balance sheet

                                               March 31,  December 31,
              US$ million                        2006         2005
-------------------------------------------- ------------ ------------

  Property, plant and equipment, net
   & other assets                                5,418.4      5,463.9
  Intangible assets, net                           547.8        552.9
  Investment in associated companies, net            7.3          9.1
  Other investments, net                            12.3         12.6
  Deferred tax assets                               40.6         29.1
  Other assets                                       1.0          1.0
  Trade & other receivables, net                    53.3         47.9
                                             ------------ ------------
Total non-current assets                         6,080.8      6,116.4

  Receivables                                      293.5        291.3
  Other assets                                        --          3.2
  Derivatives & financial instruments                8.4          5.4
  Inventories, net                               1,061.6      1,000.1
  Trade receivables, net                           495.9        472.8
  Other investments                                  5.3          5.2
  Cash and cash equivalents                        902.9        765.6
                                             ------------ ------------
Total current assets                             2,767.6      2,543.6

Non-current assets classified
 as held for sale                                    9.8           --
                                             ------------ ------------

Total assets                                     8,858.1      8,660.0

Shareholders' equity                             3,146.4      1,842.5
Minority interest in subsidiaries                1,700.9      1,733.5

Minority interest & shareholders' equity         4,847.3      3,576.0

  Provisions                                        54.7         53.5
  Deferred tax liabilities                       1,040.9      1,048.2
  Non current tax liabilities                       36.9           --
  Other liabilities                                197.9        187.9
  Trade payables                                     1.2          1.2
  Borrowings                                     1,209.4      2,399.9
                                             ------------ ------------
Total non-current liabilities                    2,541.1      3,690.6

  Provisions                                         0.7          0.7
  Current tax liabilities                          103.1        127.0
  Other liabilities                                186.2        194.1
  Trade payables                                   637.3        555.3
  Borrowings                                       542.4        516.4
                                             ------------ ------------
Total current liabilities                        1,469.7      1,393.4

                                             ------------ ------------
Total liabilities                                4,010.8      5,084.1

Liabilities, minority interest &
 shareholders' equity                            8,858.1      8,660.0


Consolidated cash flow statement


               US$ million                1Q 2006  4Q 2005  1Q 2005(e)
----------------------------------------- -------- -------- ----------

  Net income                                194.5    168.7      403.6
  Adjustments for:
   Depreciation and amortization            106.3    113.9       48.9
   Income tax accruals less payments         10.9    (18.9)      30.0
   Excess of fair value of net assets
    acquired over cost                         --       --     (188.4)
   Equity in earnings of associated
    companies                                 1.8     (0.2)     (19.3)
   Derecognition of property, plant &
    equipment                                  --     11.8         --
   Interest accruals less payments          (15.9)    10.2        3.2
  Changes in provisions                      11.4     22.5        2.9
  Changes in working capital                (12.6)    36.4      106.2
  Currency translation adjustment and
   others                                    (3.0)    (0.8)       4.4
                                          -------- -------- ----------

Net cash provided by operating activities   293.6    343.6      391.5

  Capital expenditures                      (90.0)  (120.2)     (36.9)
  Change in trust funds                         -     (5.2)      83.6
  Acquisition of business(f)                (55.2)    (9.8)        --
  Proceeds from sale of property,
   plant & equipment                          4.0      3.7        1.9
                                          -------- -------- ----------

Net cash used in investing activities      (141.2)  (131.5)      48.6

  Dividends paid in cash and other
   distributions to company's
   shareholders                                --       --      (99.7)
  Dividends paid in cash and other
   distributions to minority shareholders      --     (4.6)     (24.2)
  Net proceeds from Initial Public
   Offering                                 525.0       --         --
  Contributions from shareholders             3.1       --         --
  Proceeds from borrowings                   11.4     84.3       26.9
  Repayment of borrowings                  (553.5)   (63.8)    (133.4)
                                          -------- -------- ----------

Net cash used in financing activities       (14.0)    15.9     (230.4)

Increase (decrease) in cash
 and cash equivalents                       138.4    228.0      209.7


(e) Combined consolidated financial information on the basis of common control.

(f) Corresponds to Impeco and other assets purchased from Acindar in 1Q 2006 and to Hylsamex in 4Q 2005.

                                                   Shipments
                                          ----------------------------
              Thousand tons               1Q 2006  4Q 2005  1Q 2005(g)
----------------------------------------- -------- -------- ----------

 South & Central America                  1,044.7    896.9      593.5
 North America                              643.2    668.1      245.6
 Europe & other                              26.6     76.9      171.5
                                          -------- -------- ----------
Total flat products                       1,714.5  1,641.8    1,010.6

 South & Central America                    236.9    216.8       89.0
 North America                              296.5    282.7       37.8
 Europe & other                                --      4.9         --
                                          -------- -------- ----------
Total long products                         533.4    504.5      126.8

Total flat and long products              2,247.9  2,146.3    1,137.3


(g) Combined consolidated financial information on the basis of common control.

                                                 Revenue / ton
                                          ----------------------------
                 US$/ton                  1Q 2006  4Q 2005  1Q 2005(g)
----------------------------------------- -------- -------- ----------

 South & Central America                      662      676        704
 North America                                765      733        577
 Europe & other                               537      636        712
                                          -------- -------- ----------
Total flat products                           698      698        674

 South & Central America                      513      508        550
 North America                                544      522        556
 Europe & other                                --      436         --
                                          -------- -------- ----------
Total long products                           530      515        552

Total flat and long products                  658      655        661


(g) Combined consolidated financial information on the basis of common control.

                                                   Net Sales
                                          ----------------------------
               US$ million                1Q 2006  4Q 2005  1Q 2005(h)
----------------------------------------- -------- -------- ----------

South & Central America                     691.2    606.7      417.9
North America                               491.8    489.6      141.6
Europe & other                               14.3     48.9      122.1
                                          -------- -------- ----------
Total flat products                       1,197.3  1,145.2      681.6

South & Central America                     121.5    110.1       48.9
North America                               161.4    147.7       21.0
Europe & other                                 --      2.2         --
                                          -------- -------- ----------
Total long products                         282.9    259.9       69.9

                                          -------- -------- ----------
Total flat and long products              1,480.2  1,405.1      751.5

Other products(i)                            48.7     62.7       16.1
                                          -------- -------- ----------

Total net sales                           1,528.9  1,467.8      767.6


(h) Combined consolidated financial information on the basis of common control.

(i) Includes pig iron and pellets. Steel pipes and tubular products were classified as "flat products." Accordingly, fourth quarter of 2005 figures were reclassified for comparative purposes.

    CONTACT: Ternium S.A.
             Investor Relations:
             Sebastian Marti, 866-890-0443 (USA)
             Mexico: +52-81-8865-1240
             Argentina: +54-11-4018-2389
             www.ternium.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  TERNIUM S.A.


By: /s/ Roberto Philipps               By: /s/ Daniel Novegil
    --------------------                   ------------------
Name:   Roberto Philipps               Name:   Daniel Novegil
Title:  Chief Financial Officer        Title:  Chief Executive Officer


Dated: April 28, 2006